SEC Mail Processing Section
RECEIVED
FEB 29 2012
Wash, D.C.
196

SECU 12014414 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hedge Fund Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Jay Street, Suite 21A
(No. and Street)

Brooklyn,	NY	11201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Jahre 845-323-7215
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond Giovanniello, CPA
(Name – *if individual, state last, first, middle name*)

100 Merrick Road, Suite 206W, Rockville Centre, NY 11570

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Howard Jahre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hedge Fund Capital Partners, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

BARBARA HILDEBRANDT
NOTARY PUBLIC
STATE OF NEW YORK
LIC. #01HI6241216

Exp. 05/16/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEDGE FUND CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011

HEDGE FUND CAPITAL PARTNERS, LLC

DECEMBER 31, 2011

TABLE OF CONTENTS

RAYMOND GIOVANNIELLO

Certified Public Accountant

100 Merrick Road-Suite 206West-Rockville Centre, NY 11570
516-887-8414 Fax 516-887-0574

INDEPENDENT AUDITORS' REPORT

To the Members of
Hedge Fund Capital Partners, LLC

We have audited the accompanying statement of financial condition of Hedge Fund Capital Partners, LLC (the "Company"), as of December 31, 2011, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hedge Fund Capital Partners, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that Hedge Fund Capital Partners, LLC will continue as a going concern. As discussed in Note 6 to the financial statements, there are circumstances that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Raymond Giovanniello, CPA
Rockville Centre, NY
February 24, 2012

HEDGE FUND CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS	
Cash	$120,105
Prepaid expenses	6,800
Fixed assets at cost, less accumulated depreciation of $7,000 (Note 2)	0
Intangible asset at cost, less accumulated amortization of $10,000 (Note 2)	0
Total assets	$126,905
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accrued expenses	$24,371
Loan payable (Note 3)	21,623
Total liabilities	45,994
Members' equity	80,911
Total liabilities and members' equity	$126,905

The accompanying notes are an integral part of these financial statements

HEDGE FUND CAPITAL PARTNERS, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Commissions	$366,480
Total revenues	366,480
Expenses:	
Capital raising commissions	329,659
Other expenses	104,873
Total expenses	434,532
Net loss	($68,052)

The accompanying notes are an integral part of these financial statements

HEDGE FUND CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

Balance, January 1, 2011	$91,923
Capital contributions	57,040
Net loss	(68,052)
Balance, December 31, 2011	$80,911

The accompanying notes are an integral part of these financial statements

HEDGE FUND CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($68,052)
Adjustment to reconcile net income to cash provided by operating activities:	
(Increase) decrease in assets:	
Prepaid expense	724
Increase (decrease) in liabilities	
Accounts payable	(22,288)
Net cash used by operating activities	(89,616)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net payments on loan payable	(67,377)
Capital contributions	57,040
Net cash used by financing activities	(10,337)
NET DECREASE IN CASH	(99,953)
CASH, January 1, 2011	220,058
CASH, December 31, 2011	$120,105

The accompanying notes are an integral part of these financial statements

1. Organization

Hedge Fund Capital Partners, LLC (the "Company") commenced operations on May 20, 2005 and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

a) Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including capital raising and commission transactions.

b) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

c) Income Taxes

The Company is not subject to federal income tax. The Company files an annual partnership information return with the Internal Revenue Service that reports the results of operations. Individual members will report their distributive share of the Company's taxable income or loss on their tax return.

2. Summary of Significant Accounting Policies (Continued)

d) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

e) Depreciation and Amortization

Equipment and software are stated at cost. Depreciation is computed primarily using the straight line method over the estimated useful lives of the related assets.

f) Fair Value Measurements

The Company applies generally accepted accounting principles ("GAAP") for fair value measurements of financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

g) FASB ASC 740 – Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2011, the company believes that there are no uncertain tax positions.

3. Loan Payable

The Company has a $100,000 line of credit with a bank at bank's prime rate plus 1.5%, which is currently at 4.75%. The balance for this line of credit as of December 31, 2011 is $21,623.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum Net Capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $74,111 which was $69,111 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 is .62 to 1.

5. Off-Balance Sheet Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) of failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial positions and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

6. Going Concern

FINRA Audit – On January 26, 2011, as a result of its examination of Hedge Fund Capital Partners, LLC for the 2006 year, FINRA ruled to bar Hedge Fund Capital Partners, LLC from FINRA and to bar a member of the Company from association with any FINRA firm. The company has timely filed a notice of an appeal and the company is allowed to continue to operate while the appeal process is ongoing.

The Company cannot operate without FINRA approval, therefore this issue raises substantial doubt as to the Company's ability to continue as a going concern as of December 31, 2011.

7. Subsequent Events

There are no events that have occurred subsequent to the statement of financial condition date through the date of the auditors' report that would require adjustment to or disclosure in the financial statements.

RAYMOND GIOVANNIELLO
Certified Public Accountant

100 Merrick Road-Suite 206West-Rockville Centre, NY 11570
516-887-8414 Fax 516-887-0574

**INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTAL INFORMATION
REQUIRED BY 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION**

To the Members
Hedge Fund Capital Partners, LLC
Brooklyn, NY

We have audited the accompanying financial statements of Hedge Fund Capital Partners, LLC, as of and for the year ended December 31, 2011 and have issued our report thereon dated February 24, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Raymond Giovanniello, CPA
Rockville Centre, NY
February 24, 2012

HEDGE FUND CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Net capital	
Total members' equity	$80,911
Less non-allowable assets:	
Prepaid expenses	6,800
Net capital	$74,111
Aggregate indebtedness:	
Accounts payable and accrued expenses	$24,371
Loan payable	$21,623
Total aggregate indebtedness	$45,994
Computation of basic net capital requirement:	
Minimum net capital required (Note 4)	$5,000
Excess net capital	$69,111
Excess net capital at 1000% percent	$69,512
Ratio: aggregate indebtedness to net capital	.62 to 1
Reconciliation with company's computation (included in part IIA of form X-17A-5(a) as of December 31, 2011):	
Net capital, as reported in Company's Part II(unaudited) FOCUS report	$74,111
Net capital per above	74,111
Difference	$0

The accompanying notes are an integral part of these financial statements

RAYMOND GIOVANNIELLO
Certified Public Accountant

100 Merrick Road-Suite 206West-Rockville Centre, NY 11570
516-887-8414 Fax 516-887-0574

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Hedge Fund Capital Partners, LLC
Brooklyn, New York

In planning and performing our audit of the financial statements and supplemental schedules of Hedge Fund Capital Partners, LLC (the "Company"), for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Giovanniello, CPA
Rockville Centre, New York
February 24, 2012